FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: June 22nd, 2004

Information furnished on this form:
- Notice of Resolutions adopted at the 166th ordinary general meeting of shareholders

The following is an English translation of the Notice of Resolutions adopted at the 166th Ordinary General Meeting of Shareholders of NEC Corporation held on June 22, 2004. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation
7-1, Shiba 5-chome,
Minato-ku, Tokyo

June 22, 2004

To Our Shareholders:

NOTICE OF RESOLUTIONS ADOPTED AT THE 166TH
ORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to inform you that at the 166th Ordinary General Meeting of Shareholders of NEC Corporation (the "Company") held today, a report was given, and resolutions passed, as follows.

Matters to be Reported Upon:

A report on the Business Report, Balance Sheet and Statement of Income with respect to the 166th Business Period from April 1, 2003 to March 31, 2004 was made.

Matters to be Voted Upon:

"PROPOSAL NO. 1: APPROVAL OF PROPOSED APPROPRIATION OF RETAINED EARNINGS FOR THE 166TH BUSINESS PERIOD" It was resolved that the proposed be approved as proposed. It was decided to distribute year-end dividends of 3 yen per share for the 166th Business Period.

"PROPOSAL NO. 2: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION" It was resolved that the proposed be approved as proposed. The new Article was established to enable the Company to purchase its own shares pursuant to a resolution of the Board of Directors in response to amendments to the Commercial Code of Japan, and the amendments were made to shorten the term of office of Directors from two years to one year in order to clarify Directors' responsibilities for management in each business period.

"PROPOSAL NO. 3: ELECTION OF FIFTEEN DIRECTORS" It was resolved that Messrs. Hajime Sasaki, Akinobu Kanasugi, Kaoru Yano, Toshiro Kawamura, Shunich Suzuki, Tsutomu Nakamura, Kazumasa Fujie, Toshio Morikawa, Koichi Kimura, Akira Uehara, Kazuhiko Kobayashi, Konosuke Kashima, Yasuo Matoi, Iwao Fuchigami and Saburo Takizawa be elected to the Board of Directors (Messrs. Toshio Morikawa and Koichi Kimura are outside directors stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan).

"PROPOSAL NO. 4: ELECTION OF THREE CORPORATE AUDITORS" It was resolved that Mr. Tsuneo Kabe be re-elected and THAT Messrs. Shigeo Matsumoto and Muneo Shigematsu be newly elected to the Board of Corporate Auditors (Messrs. Tsuneo Kabe and Muneo Shigematsu are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha).

"PROPOSAL NO. 5: ISSUANCE OF STOCK ACQUISITION RIGHTS WITH FAVORABLE CONDITIONS TO PERSONS OTHER THAN THE SHAREHOLDERS FOR THE PURPOSE OF GRANTING STOCK OPTIONS" It was resolved that the proposal be approved as proposed. It was decided that for the purpose of granting stock options with a view to promoting the management highly conscious of the shareholder value and creating a motivation to improve business results of NEC Group, the rights to acquire no more than 350,000 shares of the Company's common stocks be issued to the persons who are directors, corporate officers, executive general managers, employees having important responsibilities equivalent to those of corporate officers or executive general managers, and full-time presidents of the Company's important subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) from the strategic viewpoint of the Company and its group companies.

"PROPOSAL NO. 6: PRESENTATION OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS AND CORPORATE AUDITOR" It was resolved that retirement allowances to the retiring Directors, Messrs. Koji Nishigaki, Mineo Sugiyama, Shigeo Matsumoto, Yoshio Omori and Makoto Maruyama, and to the retiring Corporate Auditor, Mr. Kenji Usui, be presented within a reasonable amount according to the rules of the Company, and THAT the Board of Directors and the Corporate Auditors then in office be authorized to decide the amount, time and method of payment, etc. in respect of the retirement allowances to the retiring Directors and Corporate Auditor, respectively.

Very truly yours,

Hajime Sasaki
Chairman of the Board